

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Via E-mail
Eric Stoppenhagen
President
W270, Inc.
1328 W. Balboa Blvd., Suite C
Newport Beach, CA 92661

**Re:** **W270, Inc.**
**Preliminary Information Statement on Schedule 14C**
**Correspondence dated April 23, 2013**
**File No. 333-176388**

Dear Mr. Stoppenhagen:

We have reviewed your correspondence and have the following comment. Unless otherwise noted, references in this letter to prior comments refer to our letter dated April 19, 2013.

Reverse Stock Split and Authorized Share Amendment, page 6

1.      We note your response to our prior comment and we are unable to concur with your analysis. Disclosure of Item 14 information, required through the operation of Note A, should be based on whether the Saleen Acquisition is probable. Please expand your response to address the likelihood of the Saleen Acquisition being consummated or revise your document to provide Item 14 information. In addition, please note that we do not view the fact that the same transactions can be accomplished through other means, such as by issuing preferred stock, as determinative that compliance with Note A is not required.

Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel